RMS

18007260

SEC Mail Processing Section MAY 30 2018 Washington DC 406

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Sand Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15210 N. Scottsdale Rd, Ste 305
(No. and Street)

Scottsdale	AZ	85254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Patrick Horsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Sand Securities, LLC, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

DENISE SADOWSKI
Notary Public, State of New York
No. 01SA5076308
Qualified in Queens County
Certificate filed in New York County
Commission Expires April 21, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
March 31, 2018
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Schedule I - Computation of Net Capital 13

Supplementary Schedules II & III 14

Independent Accountants' Report on Exemption 15

Exemption Report 16

Independent Accountants' Agreed-Upon Procedures Report
Related to SIPC Assessment Reconciliation 17

SIPC General Assessment Reconciliation Form SIPC-7 18

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Blue Sand Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blue Sand Securities, LLC as of March 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Blue Sand Securities, LLC as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Blue Sand Securities, LLC's management. Our responsibility is to express an opinion on Blue Sand Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Blue Sand Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Blue Sand Securities, LLC's financial statements. The supplemental information is the responsibility of Blue Sand Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Blue Sand Securities, LLC's auditor since 2015.

Austin, Texas
May 29, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
March 31, 2018

ASSETS

CURRENT ASSETS:		
Cash	$	2,343,808
Accounts receivable		1,421,416
Prepaid expense		40,484
TOTAL CURRENT ASSETS		3,805,708
Net fixed assets		11,570
Other assets:		
Deposits		172,545
TOTAL OTHER ASSETS		172,545
TOTAL ASSETS	$	3,989,823

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Commissions payable	$	383,202
Accrued expenses		154,567
Pension payable		488,991
TOTAL CURRENT LIABILITIES		1,026,760
MEMBERS' EQUITY		2,963,063
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,989,823

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2018

REVENUE	$ 16,027,027
OPERATING EXPENSES:	
Commission expense	5,000,066
Insurance	1,668,559
Consulting	418,515
Pension	511,501
Payroll	322,124
Professional fees	247,846
Travel and entertainment	170,543
Rent	128,000
Regulatory fees	70,497
Other expenses	11,574
Dues and subscriptions	12,165
Utilities	3,300
Depreciation	1,378
Total operating expenses	8,566,068
Net Income before other income and income taxes	7,460,960
Other income:	
Interest income	3,706
Net income before income taxes	7,464,665
Income tax expense	146,216
NET INCOME	$ 7,318,450

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2018

MEMBERS' EQUITY, APRIL 1, 2017	$	1,625,768
Net income		7,318,450
Member withdrawals		(5,981,155)
MEMBERS' EQUITY, MARCH 31, 2018	$	2,963,063

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2018

OPERATING ACTIVITIES:		
Net Income	$	7,318,450
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,378
Changes in operating assets and liabilities:		
Decrease in accounts receivable		155,992
Increase in prepaid expenses		(29,847)
Decrease in commission payable		(81,404)
Increase in pension payable		480,607
Decrease in accrued expenses		(9,460)
Total adjustments		517,266
Net cash provided by operating activities		7,835,716
FINANCING ACTIVITES:		
Member withdrawals		(5,981,155)
Net cash used by financing activities		(5,981,155)
NET INCREASE IN CASH		1,854,561
CASH AT BEGINNING OF YEAR		489,247
CASH AT END OF YEAR	$	2,343,808
Non Cash Investing and Financing Activity:		
Cash paid for income taxes	$	52,216

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

(1) Description of business

Blue Sand Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company ("LLC") formed on August 30, 2006.

The Company is a third-party marketer of hedge funds, introducing institutional and accredited investors to hedge funds with which the Company has entered into marketing agreements. The Company's offices are located in, Florida, Maryland, Arizona, New York, and Massachusetts. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2) Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue and cost recognition - Revenues from investment advisory and consulting services are contingent upon the successful completion of services provided. Revenue is recognized on the date of settlement or closing of a transaction and when the income is reasonably determinable. All related expenses arising from these transactions are also recorded in the same period in which the revenues are earned. Management defers recognizing any revenues until the earnings process is complete. The earnings process is complete when services, as outlined in each client agreement, have occurred and the revenue is reasonably estimable.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Accounts receivable – Accounts receivable represents commissions due for services provided to its customers. The Company does not require collateral for accounts receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts receivable as of March 31, 2018 are collectible, and therefore no allowance has been provided for uncollectible accounts.

(2) Summary of significant accounting policies (continued)

Fixed assets – Fixed assets are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Furniture, fixtures and equipment are depreciated over 7 years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Investments – The estimated fair value of investments is determined by a number of factors, including: comparable publicly traded securities, the costs of investments, the net asset value and percentage held of the investment, as well as the current and projected operating performance of the company invested in. Changes in unrealized appreciation or depreciation of the investments are recognized as a component revenue income in the statement of operations. Because of the inherent uncertainty of these valuations, the estimated values may differ from the actual fair values that may or may not be ultimately realized

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

The Company is subject to Massachusetts state and New York City local taxes, which are based on income earned. The Company has recorded income tax expense of $146,216 for the year ended March 31, 2018.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of March 31, 2018.

Fair Value Measurements - The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and

(2) Summary of significant accounting policies (continued)

Liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expense, investments, commission's payable and accrued expenses, approximate their fair values due to their short maturities.

Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocation the transactions price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. The new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

(3) Fixed Assets

Fixed assets consist of the following at March 31, 2018:

Furniture, fixtures and equipment	37,586
Less accumulated depreciation	26,016
Total	$ 11,570

Depreciation expense charged to operations was $1,378 for the year ended March 31, 2018.

(4) Prepaid expenses

Prepaid expenses consist of advance payment of regulatory fees and other expenses that will be expensed within a year. The balance was $40,484 as of March 31, 2018.

(5) Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company currently operates pursuant to the customer protection exemption k(2)(i) to SEC Rule 15c3-3. In addition, the Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At March 31, 2018, the Company had net capital of $1,700,251 which was $1,631,800 in excess of its required net capital of $68,451. The ratio of aggregated indebtedness to net capital at March 31, 2018 was 60.39%.

(6) Commitments and contingencies

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. As of March 31, 2018, the Company is not aware of any risks or legal action which would have a material impact on the financial position or operations of the Company.

Operating Lease Agreements

The Company leases its office space under operating leases as follows:

The Company's office space leased in Arizona provides for a month-to-month commitment of $850 per month in rent.

The Company's office space leased in Maryland provides for a month-to-month commitment of $1,500 per month in rent and will be ending on May 31, 2018. The Company's new lease in Maryland will begin June 1, 2018 and will provide for a month-to-month commitment of $1,799 per month in rent.

The Company's office space leased in Florida is for the period August 1, 2016 through July 31, 2019. For the year ending March 31, 2017, rent on this space was $24,000. For the year ending March 31, 2018, the lease commitment is $36,800. For the year ending March 31, 2019, the lease commitment is $38,000. For the year ending March 31, 2020, the lease commitment is $12,800.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

(7) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

The Company had two customers that represented approximately 61% of the Company's revenues for the year ended March 31, 2018 and three customers that represented approximately 69% of total accounts receivable as of March 31; 2018.

(8) Pension Plan

In 2014, the Company adopted a defined benefit pension plan. All employees and partners not excluded by class are eligible to enter on the January 1 or July 1 coincident with or following the completion of one year of service and reaching the age of 21.

Participants are fully vested upon completing three years of service, excluding years with less than 1,000 hours. The pension benefit is payable for the life of the participant and begins on the normal retirement date, which is 62 years old.

Selected financial information for the pension plan is as follows:

	2018
Change in projected benefit liability	
Liability at April 1, 2017	$ 1,005,696
Interest cost	51,072
Participant contributions	481,350
Liability at March 31, 2018	$1,538,119
Change in fair value of plan assets	
Fair value at April 1, 2017	$ 997,311
Actual return on plan assets	47,700
Employer contributions	463,800
Fair value at March 31, 2018	$1,508,811
Funded status	$(29,308)

The components of benefit expense are as follows for the year ended March 31, 2018:

Components of benefit expense:	
Service Cost	$481,350
Interest cost	51,072
Benefit expense	$532,422

The following table provides the weighted-average assumptions used to determine projected benefit liability and benefit expense for the pension plan as of March 31, 2018:

Weighted-average assumptions	
Liability discount rate	6.07%
Expected return on plan assets	5.5%

Plan Assets

The pension plan investment strategy includes the use of actively managed securities and is reviewed periodically in conjunction with plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets in a well-diversified portfolio of equity and high-quality debt securities to achieve the long-term expectations.

The expected long-term rate of return on plan assets is 5.5%.

Plan assets measured at fair value as of March 31, 2018 are categorized consistently by level as follows:

	Total	Level 1	Level 2	Level 3
U.S. Government securities	$ 720,640	$ 720,640	$ -	$ -
Hedge fund	324,371	-	-	324,371
Total	$ 1,045,011	$ 720,640	-	$ 324,371

The changes in Level 3 plan assets are as follows during the year ended March 31, 2018:

Beginning balance at April 1, 2017	$997,311
Purchases	6,319
Sales	-
Unrealized gain	41,381
Ending balance at March 31, 2018	$1,045,011

(9) Subsequent events

The Company has evaluated subsequent events through May 29, 2018, the date which the financial statements were available to be issued, and has determined that, except as disclosed below, there are no additional subsequent event matters that require recognition or disclosure in the financial statements

During the period April 1, 2018 through May 29, 2018, the Company made $373,555 in cash distributions to its members.

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2018

SCHEDULE I

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 2,963,063
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	1,262,812
NET CAPITAL	$ 1,700,251
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 1,026,760
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of A.I.)	$ 68,451
Excess net capital	$ 1,631,800
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 1,597,575
Percentage of aggregate indebtedness to net capital	60.39

There is no difference in the above computation and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report as of March 31, 2018 filed on April 20, 2018.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Blue Sand Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended March 31, 2018, in which (1) Blue Sand Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Blue Sand Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Blue Sand Securities, LLC stated that Blue Sand Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Blue Sand Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Sand Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
May 29, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

BLUE SAND SECURITIES LLC

May 29, 2018

RE: EXEMPTION REPORT YEAR ENDED MARCH 31, 2018

Blue Sand Securities, LLC (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended March 31, 2017 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

BLUE SAND SECURITIES LLC

Patrick Horsman
Managing Member

15210 N. Scottsdale Rd., Ste. 305, Scottsdale, AZ 85254
Phone: 212.461.6004 Fax: 866.512.7002

BAUER
& COMPANY
audit & accounting services

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members of
Blue Sand Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Blue Sand Securities, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Blue Sand Securities, LLC for the year ended March 31, 2018 , solely to assist you and SIPC in evaluating Blue Sand Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Blue Sand Securities, LLC's management is responsible for Blue Sand Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
May 29, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 3/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67514 FINRA MAR
BLUE SAND SECURITIES LLC
15210 N SCOTTSDALE RD STE 305
SCOTTSDALE AZ 85254-8124

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Shannon Croxty 212-441-6004

2. A. General Assessment (item 2e from page 2) $24040.54
   B. Less payment made with SIPC-6 filed (exclude interest) (6919.79)
      10/31/2017
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 17120.75
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $17120.75
   G. **PAYMENT:** √ **the box**
      Check mailed to P.O. Box ☐ **Funds Wired** ☑
      Total (must be same as F above) $17120.75
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blue Sand Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 29 day of May, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2017
and ending 3/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16030733
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation)	3706
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3706
2d. SIPC Net Operating Revenues	$ 16027027
2e. General Assessment @ .0015	$ 24040.54

(to page 1, line 2.A.)